

Rolls-Royce Power Engineering plc
PO Box 31, Derby DE24 8BJ, England
Telephone: +44 (0) 1332 242424



05009522

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



23 June 2005

SUPPL

Re: Information for Rolls-Royce Group plc, No. 82-34721

Dear Sirs:

The information listed below is enclosed and is being provided in compliance with Rule 12g3-2(b).

Schedule 10 – Two Notifications of Major Interests in Shares
Schedule 11 – Five Notifications of Directors Interests
Three Notification of Directors Interests
Notification of Board changes
Annual General Meeting announcement
Annual Report 2004

If you have any questions, please contact me at 011-44-1332 -245-878.

Yours faithfully
For Rolls-Royce Group plc

PROCESSED
JUL 07 2005
THOMSON FINANCIAL

John Warren
Deputy Company Secretary

Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	09:05 25-May-05
Number	PRNUK-2505

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

THE CAPITAL GROUP OF COMPANIES, INC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ENCLOSED SCHEDULE

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

24/05/2005

12. Total holding following this notification

69,745,055

13. Total percentage holding of issued class following this notification

4.016%

14. Any additional information

Notification of increase from 3.905% to 4.016%

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

25/05/2005

SCHEDULE

Registered Holder	No. of Shares
Chase Nominees Ltd	15,954,435
Woolgate House	
Coleman Street	
London EC2P 2HD	
Nortrust Nominees	9,867,917
155 Bishopsgate	
London EC2M 3XS	
Mellon Nominees (UK) Ltd	497,354
150 Buchanan Street	
Glasgow G1 2DY	
State Street Nominees Ltd	5,413,689
Canary Wharf	
27th Floor, 1 Canada Square	
London E14 5AF	

Bank of New York Nominees 16,504,388

Bank of New York

3 Birchin Lane

London EC3V 9BY

Northern Trust 3,690,762

C/o Nortrust Nominees Ltd

155 Bishopsgate

London EC2M 3XS

Midland Bank plc 1,335,855

5 Laurence

Poutney Hill

EC4R 0E

Bankers Trust 564,489

59 ½ Southmark Street

2nd Floor

London SE1 0HH

Barclays Bank 600,833

Barclays Global Securities Services

8 Angel Court

London EC2R 7HT

Citibank London 1,608,969

11 Old Jewry

London EC2R 8DB

Morgan Guaranty 558,143

83 Pall Mall

London SW1Y 5ES

State Street Bank & Trust Co 3,938,990

Deutsche Bank AG 2,294,752

23 Great Winchester Street

London EC2P 2AX

HSBC Bank plc 2,338,555

Securities Services,

Mariner House

Pepys Street

London EC3N 4DA

Mellon Bank N.A 766,977

London Branch

London

Northern Trust AVFC 532,465

South Africa

KAS UK 77,845

Kass Associate

PO Box 178

1000 AD Amsterdam

Bank One London 233,881

Lloyds Bank 71,238

Central Settlement Section

Branches Stock Office

34 Threadneedle Street

Citibank NA 871,870

Toronto

Brown Bros. 71,270

One Mellon Bank Center

Pittsburgh, PA 15258

Clydesdale Bank plc 30,077

Sumitomo Trust & Banking 24,900

Fiduciary & Securities
Business Dept.

1-5 Nihonbashi - Honcho
4-chome

Cho-ku Tokyo 103

RBSTB Nominess Ltd 14,352

67 Lombard St

London EC3 3DL

JP Morgan Chase Bank	466,767
Royal Bank of Scotland	871,686
Regents House, 42, Islington High Street, London, N1 8XL	
Citibank	319,596
BT Globenet Nominees Ltd	123,300
1 Appold Street	
Broadgate	
London EC2A 2HE	
Cede & Co	51,800
55 Water Street	
New York, NY 10006	
MSS Nominees Ltd	8,200
Midland Bank plc	
Mariner House, Pepys	
London EC3N 4DA	
Roy Nominees Ltd	7,000
71N Queen Victoria Street	
London EC4V 4DE	
HSBC	8,700
2 Leboh Ampang	
50100 Kuala Lumpur	
Malaysia	
State Street Australia Ltd	24,000
Australia	
Total	69,745,055

END

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Regulatory Announcement

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	10:37 09-Jun-05
Number	PRNUK-0906

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

THE CAPITAL GROUP OF COMPANIES, INC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ENCLOSED SCHEDULE

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

08/06/2005

12. Total holding following this notification

87,608,498

13. Total percentage holding of issued class following this notification

5.044%

14. Any additional information

Notification of increase from 4.106% to 5.044%

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

09/06/2005

SCHEDULE

Registered Holder	No. of Shares
Chase Nominees Ltd	22,717,537
Woolgate House	
Coleman Street	
London EC2P 2HD	
Nortrust Nominees	12,254,352
155 Bishopsgate	
London EC2M 3XS	
Mellon Nominees (UK) Ltd	835,454
150 Buchanan Street	
Glasgow G1 2DY	
State Street Nominees Ltd	7,879,375
Canary Wharf	
27th Floor, 1 Canada Square	
London E14 5AF	
Bank of New York Nominees	17,280,588
Bank of New York	
3 Birchin Lane	
London EC3V 9BY	

Northern Trust	4,251,762
C/o Nortrust Nominees Ltd	
155 Bishopsgate	
London EC2M 3XS	
Midland Bank plc	2,692,455
5 Laurence	
Poutney Hill	
EC4R 0E	
Bankers Trust	1,005,389
59 ½ Southmark Street	
2nd Floor	
London SE1 0HH	
Barclays Bank	672,733
Barclays Global Securities Services	
8 Angel Court	
London EC2R 7HT	
Citibank London	1,791,669
11 Old Jewry	
London EC2R 8DB	
Morgan Guaranty	558,143
83 Pall Mall	
London SW1Y 5ES	
State Street Bank & Trust Co	4,172,090
Deutsche Bank AG	2,520,552
23 Great Winchester Street	
London EC2P 2AX	
HSBC Bank plc	2,523,361
Securities Services,	
Mariner House	
Pepys Street	
London EC3N 4DA	
Mellon Bank N.A	803,077
London Branch	
London	

Northern Trust AVFC	399,365
South Africa	
KAS UK	98,545
Kass Associate	
PO Box 178	
1000 AD Amsterdam	
Bank One London	288,781
Lloyds Bank	138,138
Central Settlement Section	
Branches Stock Office	
34 Threadneedle Street	
Citibank NA	993,670
Toronto	
Brown Bros.	124,284
One Mellon Bank Center	
Pittsburgh, PA 15258	
Clydesdale Bank plc	44,977
Sumitomo Trust & Banking	34,600
Fiduciary & Securities Business Dept.	
1-5 Nihonbashi - Honcho 4-chome	
Cho-ku Tokyo 103	
RBSTB Nominess Ltd	18,452
67 Lombard St	
London EC3 3DL	
JP Morgan Chase Bank	879,667
Royal Bank of Scotland	1,589,186
Regents House, 42, Islington High Street, London, N1 8XL	
Citibank	324,096
BT Globenet Nominees Ltd	294,200
1 Appold Street	
Broadgate	
London EC2A 2HE	
Cede & Co	128,200

55 Water Street	
New York, NY 10006	
MSS Nominees Ltd	94,600
Midland Bank plc	
Mariner House, Pepys	
London EC3N 4DA	
Roy Nominees Ltd	11,500
71N Queen Victoria Street	
London EC4V 4DE	
HSBC	29,700
2 Leboh Ampang	
50100 Kuala Lumpur	
Malaysia	
State Street Australia Ltd	28,100
Australia	
Royal Trust	4,700
National Westminster Bank	102,100
Credit Suisse London Branch	23,100
24 Bishopsgate	
London EC2N 4BQ	
Total	87,608,498

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	09:25 08-Jun-05
Number	PRNUK-0806

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Rolls-Royce Group plc

2. Name of director

   Iain Conn

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

   Market purchase

7. Number of shares/amount of stock acquired

   344

8. Percentage of issued class

   n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

    Ordinary

12. Price per share

    285p

13. Date of transaction

    07/06/2005

14. Date company informed

    07/06/2005

notification	class following this notification
1,505	n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made today under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 07/06/2005

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	09:29 08-Jun-05
Number	PRNUK-0806

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Rolls-Royce Group plc

2. Name of director

   Carl-Peter Forster

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

   Market purchase

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
344	n/a		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	285p	07/06/2005	07/06/2005

notification

4,243

class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made today under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 07/06/2005

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	10:26 20-May-05
Number	PRNUK-2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

COLIN HENRY GREEN

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

MARKET PURCHASE

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
403	n/a		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	267.88p	19/05/2005	19/05/2005

notification | class following this notification

263,940 | n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 20/05/2005

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	15:10 09-May-05
Number	PRNUK-0905

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Rolls-Royce Group plc

2. Name of director

   Carl-Peter Forster

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

   Market purchase

7. Number of shares/amount of stock acquired

   401

8. Percentage of issued class

   n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

    Ordinary

12. Price per share

    244.75p

13. Date of transaction

    9/05/2005

14. Date company informed

    9/05/2005

15. Total holding following this notification

3,899

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made today under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 9/05/2005

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	15:08 09-May-05
Number	PRNUK-0905

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Rolls-Royce Group plc

2. Name of director

   Iain Conn

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

   Market purchase

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
401	n/a		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	244.75p	9/05/2005	9/05/2005

15. Total holding following this notification

1,161

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made today under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 9/05/2005

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	14:30 06-May-05
Number	PRNUK-0605

STOCK EXCHANGE ANNOUNCEMENT

6 May 2005

ROLLS-ROYCE GROUP PLC

Rolls-Royce Group plc announces that on 15 April 2005 the trustee of the Rolls-Royce Profit Sharing Scheme (the Scheme) transferred ordinary shares to the executive directors of the Company as follows:-

	No of Shares
Sir John Rose	4,416
J P Cheffins	3,955
C H Green	3,706
M G J W Howse	2,648

The Scheme is approved by the Inland Revenue as a profit sharing scheme and the shares transferred were appropriated under the Scheme on 15 April 2002. Participants in the Scheme are the beneficial owner of the shares appropriated to them from the date of appropriation.

For further information, please contact:-

John Warren - Deputy Company Secretary - 01332 245878

Notified: 5 May 2005

Dated 6 May 2005

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	14:30 10-May-05
Number	PRNUK-1005

STOCK EXCHANGE ANNOUNCEMENT

The Company announces the purchase on 9th May 2005 of 48,714 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 244.75 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 6,311,398 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The number of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 51

C H Green 51

A B Shilston 51

Company notified 10 May 2005

Dated 10 May 2005

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	10:11 10-Jun-05
Number	PRNUK-1006

STOCK EXCHANGE ANNOUNCEMENT

The Company announces the purchase on 7th June 2005 of 41,790 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 286.25 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 6,335,032 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The number of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 43

C H Green 43

A B Shilston 43

Company notified 8 June 2005

Dated 10 June 2005

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Directorate Change
Released	07:00 09-Jun-05
Number	PRNUK-0806

June 9, 2005

ROLLS-ROYCE GROUP plc: BOARD CHANGES

Rolls-Royce announced today that Colin Smith will be appointed as an executive director of the Rolls-Royce Board and as the Group's Director of Engineering and Technology, with effect from 1 July 2005.

Dr Mike Howse, the current Director of Engineering and Technology, will be retiring from the Board with effect from 30 June, having served on the Board since 2001.

Commenting on these changes, Simon Robertson, Chairman of Rolls-Royce, said: ' We are delighted that Colin Smith is joining the Board. He has a deep understanding acquired over many years of all aspects of the Group's engineering and technology. This knowledge will be invaluable to the Board.

'The Board is particularly grateful to Dr Mike Howse for the very significant contribution he has made both as a director and over a long career at Rolls-Royce. He has played a central role on the key programmes which have established Rolls-Royce's strong market position.'

NOTE TO EDITORS

1. Colin Smith joined Rolls-Royce in 1974 as a sponsored undergraduate trainee and studied Mechanical Engineering at the University of Southampton. He has very extensive experience in all aspects of the engineering of gas turbines and as a leader of major design and development projects. The key milestones in his career have been:

* Prior to his present role, he was Director - Research and Technology, with responsibility for ensuring a coherent and integrated technology strategy for the Group.

* From 2001 to 2004, he was Director of Engineering and Technology - Civil Aerospace. His responsibilities embraced the definition and maintenance of engineering products, services, processes and technology for civil products and included having the final accountability for the airworthiness for these products.

* His early career was as a highly successful Chief Engineer. His key achievements included defining and delivering all aspects of the Trent 500 engineering programme, flight certification of the Trent 700 and development / certification of the RTM 322.

* He has also led successful capability-acquisition programmes, particularly as Head of Compressor Engineering in which role he led the team that turned 3D aerodynamics and swept-fan technology into exploitable improvements in engine performance.

2. Colin is a Fellow of the Royal Academy of Engineering and a Fellow of the Institution of Mechanical Engineers, and is active in promoting all aspects of engineering professionalism.

3 Rolls-Royce operates in four global markets: civil aerospace, defence aerospace, marine and energy. It is investing in technologies and capabilities that can be exploited in each of these sectors to create a competitive range of products. Annual sales total nearly £6 billion, of which 55% are service revenues. Its current order book stands at more than £21 billion.

For further information, please contact:

Martin Brodie,

Rolls-Royce Communications

Tel: +44-(0)20-227-9140

E-mail: martin.brodie@Rolls-Royce.com

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	AGM Statement
Released	17:49 04-May-05
Number	PRNUK-0405

ROLLS-ROYCE GROUP plc

ANNUAL GENERAL MEETING 4 MAY 2005

At the Rolls-Royce Group plc AGM held on 4 May 2005, all resolutions were passed by poll. The voting results are published below.

	FOR	AGAINST	ABSTAIN	% FOR
ORDINARY RESOLUTIONS				
RESOLUTION 1	1,137,888,928	1,485,436	22,355,100	99.87
REPORT & ACCOUNTS				
RESOLUTION 2	1,145,548,619	7,498,661	8,678,382	99.35
DIRECTORS' REMUNERATION REPORT				
RESOLUTION 3	1,159,178,100	2,054,733	491,198	99.82
RE-ELECTION OF MR S M ROBERTSON				
RESOLUTION 4	1,159,247,537	2,011,076	469,653	99.83
RE-ELECTION OF MR I C CONN				
RESOLUTION 5	1,158,757,675	2,514,783	453,736	99.78
RE-ELECTION OF SIR JOHN TAYLOR				
RESOLUTION 6	1,158,921,495	2,305,541	498,580	99.80
RE-ELECTION OF THE HON A L BONDURANT				
RESOLUTION 7	1,159,072,435	2,258,230	401,927	99.81
RE-ELECTION OF MR J P CHEFFINS				
RESOLUTION 8	1,158,906,992	2,381,509	442,434	99.79
RE-ELECTION OF MR J M GUYETTE				
RESOLUTION 9	1,159,104,474	2,201,925	425,017	99.81
RE-ELECTION OF MR A B SHILSTON				
RESOLUTION 10	1,148,518,559	4,074,846	8,950,585	99.65
REAPPOINTMENT AND REMUNERATION				

OF AUDITORS				
RESOLUTION 11	1,159,518,077	1,620,536	599,323	99.86
ALLOTMENT AND ISSUE OF B SHARES				
RESOLUTION 12	1,157,212,461	3,464,543	1,045,108	99.70
REMUNERATION OF NON EXECUTIVE DIRECTORS				
SPECIAL RESOLUTIONS				
RESOLUTION 13	1,142,715,180	18,160,128	849,743	98.44
ALLOTMENT OF SHARES - SECTION 80 AMOUNT				
RESOLUTION 14	1,158,931,402	1,739,353	1,056,040	99.85
DISAPPLICATION OF PRE-EMPTION RIGHTS - SECTION 89 AMOUNT				
RESOLUTION 15 AUTHORITY TO PURCHASE OWN SHARES	1,148,104,444	12,870,875	602,275	98.89

For further information, please contact:-
Peter Barnes-Wallis
Director, Financial Communications
Rolls-Royce plc
Tel: +44 (0) 20 7227 9141

END

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